SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                  SCHEDULE 13D
                                 (RULE 13D-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
             RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                    13D-2(A)

                               (AMENDMENT NO. 1)(1)

                             ATLANTIS PLASTICS, INC.
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                                (Name of Issuer)


                      CLASS A COMMON STOCK, PAR VALUE $.10
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                         (Title of Class of Securities)

                                    049156102
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                                 (CUSIP Number)

                                 ANTHONY F. BOVA
                           C/O ATLANTIS PLASTICS, INC.
                          1870 THE EXCHANGE, SUITE 200
                             ATLANTA, GEORGIA 30339
                                 (800) 497-7659
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                DECEMBER 3, 1998
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             (Date of Event Which Requires Filing of This Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

               NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)


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        1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

                              (PAGE 1 of 4 PAGES)


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CUSIP NO.  049156102                        SCHEDULE 13D                 PAGE 2 OF 4 PAGES
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
------ -------------------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

               ANTHONY F. BOVA
------ -------------------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                      (b) [ ]

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  3    SEC USE ONLY


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  4    SOURCE OF FUNDS*

               SEE ITEM 5 HEREIN.
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  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]
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  6    CITIZENSHIP OR PLACE OF ORGANIZATION

               UNITED STATES OF AMERICA
--------------------------------------------------------------------------------------------------
                               7   SOLE VOTING POWER                     304,600
         NUMBER OF
                              ---- ------------------------------------- -------------------------
           SHARES              8   SHARED VOTING POWER                    35,000
        BENEFICIALLY
                              ---- ------------------------------------- -------------------------
          OWNED BY
            EACH               9   SOLE DISPOSITIVE POWER                304,600
         REPORTING
                              ---- ------------------------------------- -------------------------
        PERSON WITH           10   SHARED DISPOSITIVE POWER               35,000
------ -------------------------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               339,600
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 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*                                                    [ ]
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 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               7.0%
------ -------------------------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON*

               IN
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

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CUSIP NO. 049156102               SCHEDULE 13D       PAGE 3 OF 4 PAGES
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PRELIMINARY STATEMENT

        This Amendment No. 1 amends the Schedule 13D filed by Anthony F. Bova (the "Reporting Person") with the Securities and Exchange Commission on June 26, 1998 (the "Schedule 13D"), relating to the Class A Common Stock, par value $.10 per share (the "Class A Common Stock"), of Atlantis Plastics, Inc. (the "Issuer"). This Amendment is being filed by the Reporting Person to reflect the automatic vesting of stock options that has occurred and will occur within 60 days from the date hereof of which underlying shares of Class A Common Stock the Reporting Person is deemed to be the beneficial owner pursuant to Rule 13d-3(d) of the Securities Exchange Act of 1934, as amended (the "Act"). Unless otherwise defined herein, all capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D.

        Item 5 is hereby amended as follows:

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

        (a) As of the date hereof, the Reporting Person beneficial owns, in the aggregate, 339,600 shares of Class A Common Stock consisting of: (i) 35,000 shares owned by the Reporting Person and his wife as tenants in common, and (ii) 304,600 shares as to which the Reporting Person has the right to acquire through the exercise of stock options available as of the date hereof or within 60 days thereafter, which constitute approximately 7.0% of the shares of Class A Common Stock outstanding as of December 31, 1998 (as determined in accordance with Rule 13d-3(d) of the Act).

        (b) Except as described in subsection (a)(i) hereof, the Reporting Person possesses sole voting and sole dispositive power over the shares of Class A Common Stock owned by him.

        (c) Except for automatic vesting of stock options granted to the Reporting Person under the Company's stock option plans which represent the right to acquire 70,000 shares of Class A Common Stock, no transactions were effectuated in shares of Class A Common Stock during the past 60 days by the Reporting Person.

        (d) Except as described in subsection (a)(i) hereof, the Reporting Person has the sole right to receive or the sole power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock owned by him.

        (e)    Inapplicable.

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CUSIP NO. 049156102               SCHEDULE 13D       PAGE 4 OF 4 PAGES
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                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 5, 1999



                                                  /S/ ANTHONY F. BOVA
                                                  -----------------------------
                                                  ANTHONY F. BOVA